UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

William Billings
Interim Principal Financial Officer
Chewy, Inc.
7700 West Sunrise Boulevard
Plantation, FL 33322

Re: Chewy, Inc.
Form 10-K for Fiscal Year Ended February 2, 2025
Filed March 26, 2025
File No. 001-38936

Dear William Billings:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2025

Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 60

1. We note you generate revenue from the sale of pet products. We also note your emphasis on pet healthcare, including the provision of pharmacy, veterinary, and telehealth services. As it relates to these expanded service-based offerings, please explain your consideration of Rule 5-03(b) of Regulation S-X requiring separate presentation of revenue and costs of revenue from products, services and other revenues; ASC-606-10-50-5 and 606-10-55-89 through 55-91 requiring disclosure of disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; and ASC 280-10-50-40 requiring separate presentation of revenues from external customers for each product and service or each group of similar products and services. We also note “Other” net sales disclosed on page 43 represents approximately 19% of net sales, making it the second largest component of net sales. Please explain the composition of your Other net sales, including whether

healthcare services are being presented here. To the extent any component(s) are material consider the applicability of the aforementioned guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services